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CI Financial Reports Record Financial Results for the Second Quarter of 2021

•Record quarterly adjusted EPS1 of $0.75; basic EPS at $0.58
•Record adjusted EBITDA1 per share and record quarterly revenues of $662.4 million
•Record total assets of $304.0 billion, a 69% increase year over year
•Asset management net flows at highest level in six years
•Continued wealth management expansion with transactions adding $50 billion; U.S. assets reach $83.8 billion
•Completed 30-year bond offering, raising US$900 million of long-term capital to further pursue strategic initiatives
•Key steps in modernization of asset management included new Head of Investment Management, rebranding funds, launch of cryptocurrency and other mandates
•Repurchased 6.0 million shares for $132.1 million
•Paid quarterly dividend of $0.18 a share, totalling $36.7 million

All financial amounts in Canadian dollars as at June 30, 2021, unless otherwise stated.

TORONTO (August 10, 2021) – CI Financial Corp. (“CI”) (TSX: CIX, NYSE: CIXX) today released financial results for the quarter ended June 30, 2021.

“CI had another very successful quarter, once again earning record adjusted earnings per share1 and hitting new milestones in the execution of our strategic priorities,” said Kurt MacAlpine, CI Chief Executive Officer. “For the first time ever, CI’s total assets have exceeded $300 billion and wealth management assets have surpassed our assets under management, due to the rapid progress in building out our U.S. private wealth platform.

“We added $50 billion in wealth assets during the second quarter alone through the acquisition of five U.S. firms, and we have signed two additional agreements that will boost our U.S. assets to approximately $91 billion,” Mr. MacAlpine said. “We have scaled up our U.S. wealth management business in a short time, and it’s making increasingly meaningful contributions to CI’s revenues and earnings.

“Our global wealth management platform continues to generate strong organic growth with net inflows of $4 billion during the first half of 2021, highlighting our strong momentum and the high quality of the franchises we have acquired,” Mr. MacAlpine said. ”In asset management, we had net sales of $530 million in Canadian retail and overall net sales of $356 million, our first positive quarter since the third quarter of 2017 and the strongest in six years. We believe this is a direct result of the many changes we have made over the last 18 months to modernize that business.”

Mr. MacAlpine continued, “The second quarter was marked by further significant enhancements, including the hiring of Marc-André Lewis as our first-ever Head of Investment Management. As an experienced and sophisticated investor with stellar global leadership experience, Marc-André is an ideal choice to lead our integrated global investment platform.

“Another major step for CI in June and July was the rebranding of over 150 funds, where we retired the legacy boutique names and unified our branding under the CI name. This step simplifies our offering for advisors and investors and aligns the fund names with the integration of our investment boutiques

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into one CI Global Asset Management team. Lastly, we continued to set the pace in product development, becoming the only company in the world to offer access to the two major cryptocurrencies through both ETFs and mutual funds.”

Financial highlights

	As at and for the quarters ended
[millions of dollars, except share amounts]	Jun. 30, 2021	Mar. 31, 2021	Dec. 31, 2020	Sep. 30, 2020	Jun. 30, 2020
Core assets under management (Canada and Australia)	138,187	132,626	129,591	123,605	121,286
U.S. assets under management	6,564	5,916	5,461	4,707	4,277
Total assets under management	144,751	138,541	135,052	128,312	125,563
Core average assets under management	135,921	131,569	126,233	124,626	118,413
Total average assets under management	141,880	137,142	131,246	129,021	120,104

Canadian wealth management	75,521	71,066	67,257	51,189	49,003
U.S. wealth management	83,764	31,013	29,230	14,937	4,872
Total wealth management assets	159,284	102,078	96,487	66,127	53,875
Total assets	304,036	240,620	231,539	194,438	179,437

Total asset management net flows	356	(883)	(2,140)	(2,010)	(1,911)

Net income attributable to shareholders	117.6	124.2	105.0	130.6	120.2
Adjusted net income[1]	153.0	151.6	148.7	133.3	122.6
Basic earnings per share	0.58	0.60	0.50	0.62	0.56
Diluted earnings per share	0.57	0.59	0.50	0.61	0.55
Adjusted earnings per share[1]	0.75	0.73	0.71	0.63	0.57

Adjusted EBITDA[1]	242.3	236.3	226.0	204.3	187.0
Adjusted EBITDA per share[1]	$1.19	$1.14	$1.08	$0.97	$0.86
Free cash flow[1]	164.1	155.6	145.6	144.3	129.1
Share repurchases	132.0	112.7	29.8	77.7	46.5
Dividends paid per share	0.18	0.18	0.18	0.18	0.18

Average basic shares outstanding	203,039,536	207,476,125	209,347,760	211,347,613	216,202,545
Average diluted shares outstanding	205,495,538	209,345,181	211,105,613	212,996,056	217,658,823

Long term debt (including current portion)	3,350	2,201	2,456	1,962	1,988
Net debt[1]	2,461	1,856	1,872	1,669	1,374
Net debt to adjusted EBITDA[1]	2.53	1.94	2.08	2.05	1.83
1.Free cash flow, net debt, adjusted net income, adjusted earnings per share and adjusted EBITDA are not standardized earnings measures prescribed by IFRS. For further information, see “Non-IFRS Measures” note below.

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Financial results
Revenue of $662.4 million in the second quarter of 2021 represented a 3% sequential increase and was 39% higher compared to the year-ago quarter. The increase from the previous quarter was driven by higher average core assets under management (managed by CI’s Canadian and Australian subsidiaries), and the impact of recently completed acquisitions, partially offset by lower foreign exchange gains and a smaller contribution from an investment held by a subsidiary. The increase from a year ago was driven by higher average core assets under management and the impact of recently completed acquisitions, partially offset by lower foreign exchange gains.

Total expenses of $495.9 million represented an increase of 4% from the first quarter and 58% from a year earlier. The sequential increase reflects costs from recently completed acquisitions and higher interest expense as a result of increased debt levels, partially offset by lower other expenses.

Adjusted net income attributable to shareholders increased 1% sequentially and 25% from a year earlier to $153.0 million. Adjusted net income attributable to shareholders excludes amortization of acquisition-related intangibles, the change in fair value of acquisition liabilities, and foreign exchange gains and losses associated with the translation of balance sheet and income statement items related to acquisitions, and net of other provisions and adjustments.

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	For the quarters ended
[millions of dollars, except per share amounts]	Jun. 30, 2021	Mar. 31, 2021	Dec. 31, 2020	Sep. 30, 2020	Jun. 30, 2020
Management Fees	441.1	425.1	415.9	410.4	386.9
Administration Fees	193.7	167.5	125.6	86.8	75.9
Other Revenues	27.6	47.8	26.8	12.3	12.9
Total Revenues	662.4	640.4	568.3	509.5	475.6

SG&A	165.6	140.2	116.7	108.8	109.0
Trailer Fees	136.4	130.8	129.4	128.0	121.0
Advisor & Dealer Fees	99.3	101.5	87.0	60.3	53.6
Deferred Sales Commissions	1.3	1.9	1.4	1.4	1.4
Interest and Lease Finance	24.2	21.3	17.8	17.3	15.8
Amortization and Depreciation	21.4	19.6	13.9	11.0	10.0
Other Expenses	47.6	62.9	59.9	6.4	4.0
Total Expenses	495.9	478.3	426.1	333.2	314.8

Income Before Income Taxes	166.6	162.1	142.2	176.3	160.8
Income Taxes	48.2	37.4	36.6	46.1	41.1
Non-Controlling Interest	0.8	0.6	0.6	(0.4)	(0.4)
Net Income Attributable to Shareholders	117.6	124.2	105.0	130.6	120.2

Adjusted Net Income:
Reported Net Income	118.4	124.8	105.7	130.2	119.8
Amortization of Acquisition Related Intangibles	12.0	9.9	5.2	3.3	2.3
FX (gains) and Losses	(8.2)	(20.2)	(2.2)	(0.4)	0.7
Change in Fair Value of Acquisition Liabilities	22.4	22.2	--	--	--
Legal and Restructuring Charges	17.5	0.8	52.1	--	--
Write-down in Assets	--	7.1	1.8	--	--
Bond Redemption Costs	0.2	24.7	1.9	--	--
Gain on Equity Investment	(1.4)	--	--	--	--
Contingent consideration recorded as compensation	0.9	--	--	--	--
Total Adjustments (pre-tax)	43.6	44.5	58.8	2.9	2.9
Tax Effect (recovery)	(8.2)	(17.0)	(14.9)	(0.3)	(0.5)
Non-Controlling Interest	0.8	0.7	0.8	(0.5)	(0.4)
Adjusted Net Income	153.0	151.6	148.7	133.3	122.6

Adjusted Net Income Per Share	0.75	0.73	0.71	0.63	0.57

Capital allocation

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In the second quarter of 2021, CI repurchased 6.0 million shares at a cost of $132.1 million, for an average cost of $21.86 per share, and paid $36.7 million in dividends at a rate of $0.18 a share.

The Board of Directors declared a quarterly dividend of $0.18 per share, payable on January 14, 2022 to shareholders of record on December 31, 2021. The annual dividend rate of $0.72 per share represented a yield of 3.1% on CI’s closing share price of $23.45 on August 9, 2021.

In June, CI issued US$900 million of 4.100% notes due 2051. Proceeds were used to repay outstanding indebtedness under the revolving credit facility and for general corporate purposes, including the execution of CI’s strategic priorities.

Second quarter business highlights
•CI completed the acquisitions of five registered investment advisors (“RIAs”) during the quarter, adding approximately $50 billion in assets and more than doubling CI’s U.S. presence. The acquired firms were Segall Bryant & Hamill, LLC of Chicago, Dowling & Yahnke, LLC, of San Diego, Barrett Asset Management, LLC of New York and Brightworth, LLC of Atlanta. CI also financially supported the acquisition by Congress Wealth Management, LLC (“CWM”) of Pinnacle Advisory Group, Inc. of Columbia, MD. CI holds a minority interest in Boston-based CWM.
•CI also reached an agreement to acquire Radnor Financial Advisors, an RIA serving primarily high-net-worth families in the Greater Philadelphia region with $3.2 billion in assets.
•In a key step in modernizing its asset management business, CI appointed Marc-André Lewis, a globally accomplished investment professional, as Executive Vice-President and Head of Investment Management of CI Global Asset Management (“CI GAM”), effective September 1, 2021. He will lead the ongoing transformation of CI GAM from a multi-boutique investment model to an integrated global investment platform. Mr. Lewis was previously Head of Portfolio Construction at the Abu Dhabi Investment Authority, one of the world’s largest sovereign wealth funds.
•CI GAM rebranded 156 investment funds in June and July, fully retiring its legacy investment boutique brand names. The unified branding simplifies CI GAM’s lineup and supports CI GAM’s integration of its in-house investment boutiques into a single investment team.
•CI GAM continued to enhance its product lineup through the buildout of a suite of cryptocurrency mandates, making CI the only company in the world to offer convenient, low-cost access to bitcoin and Ether, the two largest cryptocurrencies, through both ETFs and mutual funds. During the quarter, CI launched CI Galaxy Ethereum ETF, CI Ethereum Fund and CI Bitcoin Fund, which followed introduction of CI Galaxy Bitcoin ETF in March.
•CI GAM and The Empire Life Insurance Company introduced the CI Empire Life Concentric GIF family of segregated funds, which combine the diversification, risk management, and growth potential of actively managed mutual funds with the security of insurance benefit guarantees.
•CI acquired full ownership of Lawrence Park Asset Management (“Lawrence Park”), a Toronto-based alternative fixed-income investment firm. CI previously held a minority interest in Lawrence Park, which has now been integrated into CI Global Asset Management.
•In Canadian wealth management, J.D. Power announced that Assante was ranked highest in overall investor satisfaction with full-service investment firms in the prestigious J.D. Power 2021 Canada Full-Service Investor Satisfaction Study, including ranking first in trust.
•Assante launched a powerful new discretionary platform, built in partnership with d1g1t Inc., that provides enhanced capabilities to advisors.

Following quarter-end:

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•CI reached an agreement to acquire Budros, Ruhlin & Roe, Inc., a wealth management firm with US$3.4 billion in assets based in Columbus, Ohio.
•CI GAM launched new products focused on two key growth areas: environmental, social and governance (“ESG”) mandates and alternative investments. The new funds include CI Alternative North American Opportunities Fund, CI Climate Leaders Fund (both available in both mutual fund and ETF series), and the CI Mosaic ESG ETF Portfolios.

Analysts’ conference call
CI will hold a conference call with analysts today at 10:00 a.m. Eastern Time, led by Mr. MacAlpine and Chief Financial Officer Amit Muni. The call and a slide presentation will be accessible through a webcast or by visiting the Investor Relations page on www.cifinancial.com. Alternatively, investors may listen to the discussion by dialing 1-866-248-8441 or 647-792-1240 (Passcode: 1076852). A replay of the call will be available for one year following the presentation (Passcode: 1076852). The webcast will be archived in the Financials section of CI’s website.

About CI Financial
CI Financial Corp. is an independent company offering global asset management and wealth management advisory services. CI’s primary asset management businesses are CI Global Asset Management (CI Investments Inc.) and GSFM Pty Ltd., and it operates in Canadian wealth management through Assante Wealth Management (Canada) Ltd., CI Private Counsel LP, Aligned Capital Partners Inc., CI Direct Investing (WealthBar Financial Services Inc.), and CI Investment Services Inc.

CI’s U.S. wealth management businesses consist of Barrett Asset Management, LLC, BDF LLC, Bowling Portfolio Management LLC, Brightworth, LLC, The Cabana Group, LLC, Congress Wealth Management, LLC, Dowling & Yahnke, LLC, Doyle Wealth Management, LLC, One Capital Management, LLC, The Roosevelt Investment Group, LLC, RGT Wealth Advisors, LLC, Segall, Bryant & Hamill, LLC, Stavis & Cohen Private Wealth, LLC and Surevest LLC.

CI is listed on the Toronto Stock Exchange under CIX and on the New York Stock Exchange under CIXX. Further information is available at  www.cifinancial.com.

Non-IFRS Measures
CI reports certain financial information using non-IFRS measures as CI believes these financial measures provide information that is useful to investors in understanding CI’s performance and facilitate a comparison of quarterly and full-year results from period to period. Reconciliations to the nearest IFRS measures, where necessary, are included in the “Non-IFRS Measures” section of Management’s Discussion and Analysis dated August 10, 2021 available on SEDAR at www.sedar.com or at www.cifinancial.com.

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EBITDA, Adjusted EBITDA	For the quarters ended,
[millions of dollars, except per share amounts]	Jun. 30, 2021	Mar. 31, 2021	Dec. 31, 2020	Sep. 30, 2020	Jun. 30, 2020
Net Income	118.4	124.8	105.7	130.2	119.8
Add:
Interest & lease finance	24.2	21.3	17.8	17.3	15.8
Provision for income taxes	48.2	37.4	36.6	46.1	41.1
Amortization and depreciation	21.8	20.0	14.2	11.5	10.0
EBITDA	212.6	203.5	174.2	205.1	186.6
EBITDA per share	1.05	0.98	0.83	0.97	0.86
Adjustments:
FX (gains) and losses	(8.2)	(20.2)	(2.2)	(0.4)	0.7
Change in fair value of acquisition liabilities	22.4	22.2	--	--	--
Legal & restructuring provision	17.5	0.8	52.1	--	--
Write-downs (gains) in assets and investments	(1.4)	7.1	1.8	--	--
Bond redemption costs	0.2	24.7	1.9	--	--
Contingent consideration recorded as compensation	0.9	--	--	--	--
Less: Non-controlling interest	1.9	1.8	1.8	0.3	0.3
Adjusted EBITDA	242.3	236.3	226.0	204.3	187.0
Adjusted EBTIDA per share	1.19	1.14	1.08	0.97	0.86

Free Cash Flow	For the quarters ended,
[millions of dollars, except per share amounts]	Jun. 30, 2021	Mar. 31, 2021	Dec. 31, 2020	Sep. 30, 2020	Jun. 30, 2020
Cash provided by operating activities	130.1	189.7	77.3	140.1	208.7
Net change in operating assets and liabilities	28.0	(11.9)	31.7	4.2	(80.1)
Operating Cash Flow	158.1	177.8	108.9	144.4	128.5
Adjustments:
FX (gains) and losses	(8.2)	(20.2)	(2.2)	(0.4)	0.7
Legal & restructuring charges	17.5	0.8	52.1	--	--
Write-down (gain) in assets and investments	--	7.1	1.8	--	--
Sub-total	9.4	(12.3)	51.7	(0.4)	0.7
Tax effect (recovery) of adjustments	(1.4)	(8.3)	(13.5)	0.6	0.1
Less: Non-controlling interest	1.9	1.7	1.6	0.2	0.2
Free Cash Flow	164.1	155.6	145.6	144.3	129.1

Commissions, trailing commissions, management fees and expenses all may be associated with an investment in mutual funds and exchange-traded funds (ETFs). Please read the prospectus before investing. Important information about mutual funds and ETFs is contained in their respective prospectus. Mutual funds and ETFs are

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not guaranteed; their values change frequently, and past performance may not be repeated. You will usually pay brokerage fees to your dealer if you purchase or sell units of an ETF on recognized Canadian exchanges. If the units are purchased or sold on these Canadian exchanges, investors may pay more than the current net asset value when buying units of the ETF and may receive less than the current net asset value when selling them.

This press release contains forward-looking statements concerning anticipated future events, results, circumstances, performance or expectations with respect to CI Financial Corp. (“CI”) and its products and services, including its business operations, strategy and financial performance and condition. Forward-looking statements are typically identified by words such as “believe”, “expect”, “foresee”, “forecast”, “anticipate”, “intend”, “estimate”, “goal”, “plan” and “project” and similar references to future periods, or conditional verbs such as “will”, “may”, “should”, “could” or “would”. These statements are not historical facts but instead represent management beliefs regarding future events, many of which by their nature are inherently uncertain and beyond management’s control.  Although management believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, such statements involve risks and uncertainties. The material factors and assumptions applied in reaching the conclusions contained in these forward-looking statements include that the acquisitions of Radnor Financial Advisors and Budros, Ruhlin & Roe, Inc. will be completed and their asset levels will remain stable, that the investment fund industry will remain stable and that interest rates will remain relatively stable. Factors that could cause actual results to differ materially from expectations include, among other things, general economic and market conditions, including interest and foreign exchange rates, global financial markets, changes in government regulations or in tax laws, industry competition, technological developments and other factors described or discussed in CI’s disclosure materials filed with applicable securities regulatory authorities from time to time. The foregoing list is not exhaustive and the reader is cautioned to consider these and other factors carefully and not to place undue reliance on forward- looking statements. Other than as specifically required by applicable law, CI undertakes no obligation to update or alter any forward-looking statement after the date on which it is made, whether to reflect new information, future events or otherwise.

CI Global Asset Management is a registered business name of CI Investments Inc.

This communication is provided as a general source of information and should not be considered personal, legal, accounting, tax or investment advice, or construed as an endorsement or recommendation of any entity or security discussed. Individuals should seek the advice of professionals, as appropriate, regarding any particular investment. Investors should consult their professional advisors prior to implementing any changes to their investment strategies.

Contacts:
Investor Relations
Jason Weyeneth, CFA
Vice-President, Investor Relations & Strategy
416-681-8779
jweyeneth@ci.com

Media
Canada
Murray Oxby
Vice-President, Communications
416-681-3254
moxby@ci.com

United States

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Trevor Davis, Gregory FCA for CI Financial
443-248-0359
cifinancial@gregoryfca.com